UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

EMPIRE PETROLEUM CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

292034204

(CUSIP Number)

Michael R. Morrisett
Empire Petroleum Corporation
1203 E. 33rd Street, Suite 250
Tulsa, OK 74105
(539-444-8002)

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communication)

March 29, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ⁯☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP NO. 292034204	13D	Page 2 of 10 pages

1	NAME OF REPORTING PERSON
Empire Petroleum Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP NO. 292034204	13D	Page 3 of 10 pages

1	NAME OF REPORTING PERSON
J. C. Whorton, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,673,128

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,673,128

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,673,128

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.73%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP NO. 292034204	13D	Page 4 of 10 pages

1	NAME OF REPORTING PERSON
Michael R. Morrisett

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,443,128

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,443,128

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,443,128

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.46%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP NO. 292034204	13D	Page 5 of 10 pages

1	NAME OF REPORTING PERSON
J. Ryan Sacra

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
371,808

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
371,808

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
371,808

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.94%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP NO. 292034204	13D	Page 6 of 10 pages

This Schedule 13D (Amendment No. 2) amends and restates in its entirety the Schedule 13D, which was filed on January 9, 2015 and amended December 8, 2017.

ITEM 1.  SECURITY AND ISSUER

The securities to which this Schedule 13D relate are shares of common stock, par value $.001 per share ("Common Stock"), of the Company.

The address of the Company's principal executive office is 1203 E. 33rd Street, Suite 250, Tulsa, OK 74105.

ITEM 2.  IDENTITY AND BACKGROUND

Empire Holdings

Empire Petroleum Holdings, LLC ("Empire Holdings") is an Oklahoma limited liability company.

Empire Holdings was formed for the purpose owning the Common Stock described herein.

The business address of Empire Holdings is 3803 S. Trenton Ave., Tulsa, OK 74105.

Empire Holdings has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

Empire Holdings has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The members of Empire Holdings voted to distribute the Common Stock to its members and dissolve Empire Holdings effective as of March 29, 2019.

J. C. Whorton, Jr.

(a)	J. C. Whorton, Jr. owns own 45% of the equity interest and is a manager of Empire Holdings.

(b)	The business address of Mr. Whorton is 6657 S. High Drive, Morrison, CO 80465.

(c)	Mr. Whorton's principal occupation is Managing Director of StratCom Advisors LLC, which is located at 6657 S. High Drive, Morrison, CO 80465.

(d)	Mr. Whorton has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
Mr. Whorton has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Whorton is a citizen of the United States of America.

CUSIP NO. 292034204	13D	Page 7 of 10 pages

Michael R. Morrisett

(a)	Michael R. Morrisett owns own 45% of the equity interest and is a manager of Empire Holdings.

(b)	The business address of Mr. Morrisett is 1203 E. 33rd Street, Suite 250, Tulsa, OK 74105.

(c)	Mr. Morrisett's principal occupation is serving as President, Director and Treasurer of the Company.

(d)	Mr. Morrisett has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
Mr. Morrisett has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Morrisett is a citizen of the United States of America.

J. Ryan Sacra

(a)	J. Ryan Sacra owns own 10% of the equity interest of Empire Holdings.

(b)	The business address of Mr. Sacra is 4000 One Williams Center, Tulsa, OK 74172.

(c)	Mr. Sacra's principal occupation is serving as a partner of Conner & Winters, LLP, a corporate law firm, which is located at 4000 One Williams Center, Tulsa, OK 74172.

(d)	Mr. Sacra has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
Mr. Sacra has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Sacra is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 30, 2014, Empire Holdings purchased 3,718,064 shares of the Company's Common Stock for an aggregate purchase price of $300 using personal funds contributed to Empire Holdings by Messrs. Whorton, Morrisett and Sacra.

On December 1, 2017, as compensation for serving as the Company's President and on the Company's Board of Directors, the Company granted Mr. Morrisett a warrant to purchase 500,000 shares of the Company's Common Stock at an exercise price of $0.25 per share, which is immediately exercisable and expires December 31, 2021.

On December 29, 2017, Mr. Morrisett purchased 20,000 shares at $0.16 per share.

On April 3, 2019, the Board of Directors of the Company approved the issuance of a non-qualified stock option award agreement to purchase 2,500,000 shares of common stock of the Corporation at an exercise price of $0.33 per share to Mr. Morrisett.  The option expires on April 2, 2029 and vests in three installments as follows: 1,250,000 shares on April 3, 2019; 625,000 shares on April 3, 2020; and 625,000 shares on April 3, 2021.

The members of Empire Holdings voted to distribute the Common Stock to its members and dissolve Empire Holdings effective as of March 29, 2019.  There is no longer a group relating to Empire Holdings.  Mr. Whorton will file a separate Schedule 13G to report his ownership and Mr. Morrisett will file a separate Schedule 13D to report his ownership.

CUSIP NO. 292034204	13D	Page 8 of 10 pages

ITEM 4.  PURPOSE OF TRANSACTION

December 30, 2014 Transaction

Empire Holdings purchased and currently holds the shares of the Company's Common Stock, as described herein, for investment purposes.

Other than as described below, as of December 1, 2017, Empire Holdings does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

On December 30, 2014, each of Albert E. Whitehead, the Company's Chief Executive Officer and the Chairman of the Board, and Montague H. Hackett, Jr., a member of the Company's Board of Directors, transferred and assigned all of the Common Stock owned by them to Empire Holdings.  In connection with such transaction, each of Montague H. Hackett, Jr. and Kevin R. Seth resigned from the Board of Directors effective as of January 16, 2015 and Albert E. Whitehead appointed two designees of Empire Holdings to fill such vacancies effective as of January 19, 2015.  Empire Holdings designated J. C. Whorton, Jr., and Michael R. Morrisett to be appointed to the Board.    Albert E. Whitehead resigned from the Company's Board of Directors effective as of January 20, 2015.  The resignations of Messrs. Whitehead, Hackett and Seth are not the result of any disagreement with the Company.  This change in the composition of the Board resulted in a change in control of the Board.  For more information regarding this change in the composition of the Board, please see the Company's Information Statement on Schedule 14f-1 filed with the Securities and Exchange Commission on December 31, 2014.

Other Transactions

Mr. Morrisett holds the shares of the Company's Common Stock, as described herein, for investment purposes.

Mr. Morrisett does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Empire Holdings

(a)	Empire Holdings is the beneficial owner of 0 shares of Common Stock and 0% of the total issued and outstanding shares of Common Stock.

(b)	The responses of Empire Holdings to Items 7-11 of the cover page of this Schedule 13D are incorporated herein by reference.

(c)	The responses to Item 3 of this Schedule 13D are incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

J. C. Whorton, Jr.

(a)	Mr. Whorton is the beneficial owner of 1,673,128 shares of Common Stock and 8.73% of the total issued and outstanding shares of Common Stock.

(b)	The responses of Mr. Whorton to Items 7-11 of the cover page of this Schedule 13D are incorporated herein by reference.

(c)	The responses to Item 3 of this Schedule 13D are incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

CUSIP NO. 292034204	13D	Page 9 of 10 pages

Michael R. Morrisett

(a)	Mr. Morrisett is the beneficial owner of 3,443,128 shares of Common Stock and 16.46% of the total issued and outstanding shares of Common Stock.

(b)	The responses of Mr. Morrisett to Items 7-11 of the cover page of this Schedule 13D are incorporated herein by reference.

(c)	The responses to Item 3 of this Schedule 13D are incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

J. Ryan Sacra

(a)	Mr. Sacra is the beneficial owner of 371,808 shares of Common Stock and 1.94% of the total issued and outstanding shares of Common Stock.

(b)	The responses of Mr. Sacra to Items 7-11 of the cover page of this Schedule 13D are incorporated herein by reference.

(c)	The responses to Item 3 of this Schedule 13D are incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable, other than with respect to an operating agreement entered into by and among Messrs. Whorton, Morrisett and Sacra regarding the business and affairs of Empire Holdings.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

CUSIP NO. 292034204	13D	Page 10 of 10 pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMPIRE PETROLEUM HOLDINGS, LLC

April 12, 2019
Date

/s/ Michael R. Morrisett
Signature

Michael R. Morrisett, Manager
Name / Title

April 12, 2019
Date

/s/ J. C. Whorton, Jr.
Signature

J. C. Whorton, Jr.

April 12, 2019
Date

/s/ Michael R. Morrisett
Signature

Michael R. Morrisett

April 12, 2019
Date

/s/ J. Ryan Sacra
Signature

J. Ryan Sacra